Exhibit 1

Ahold Delhaize share buyback update

Zaandam, the Netherlands, January 31, 2017 - Ahold Delhaize repurchased 1,213,909 of Ahold Delhaize common shares in the period from January 23, 2017 up to and including January 27, 2017. The shares were repurchased at an average price of €19.94 per share for a total consideration of €24.2 million. These repurchases were made as part of the €1 billion share buyback program announced on December 7, 2016.

The total number of shares repurchased under this program to date is 3,540,266 common shares for a total consideration of €70.1 million.

Download the share buyback transactions excel sheet for detailed individual transaction information from www.aholddelhaize.com/en/investors/shareholders/share-buy-back-programs/

For more information:
Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaizeNews
YouTube: @CommunicationsAholdDelhaize
LinkedIn: @Ahold-Delhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize shares are listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

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